TASEKO REPORTS SECOND QUARTER 2014 RESULTS

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

July 30, 2014, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) ("Taseko" or the "Company") reports the results for the three and six months ended June 30, 2014.

Second Quarter Highlights

  Second quarter 2014 earnings from mining operations before depletion and amortization* increased to $26.7 million from $19.4 million in the first quarter 2014, a 38% increase over the first quarter and 107% increase over the second quarter 2013.

  Cash flows from operations were $13.6 million, and this was achieved despite a $6.8 million negative working capital adjustment related to timing of cash receipts from customers.

  Revenues for the second quarter 2014 were $107.3 million, up 57% from the same period in 2013.

  The Gibraltar Mine produced 38.5 million pounds of copper and 667 thousand pounds of molybdenum in the second quarter, a 37% and 100% increase, respectively, over second quarter 2013.

  Total sales for the quarter were 38.7 million pounds of copper (100% basis), 39% higher than the second quarter 2013.

Russell Hallbauer, President and CEO of Taseko, commented, “Operational improvements at Gibraltar are now being reflected in our financial performance. The increase in operating profit is a combination of reduced operating costs and higher copper production in the second quarter. Gibraltar total operating costs decreased to $2.12 per pound in the second quarter, 15% lower than the first quarter. This cost reduction is not only sustainable, but can be improved, especially as the copper grade and copper recoveries trend higher in the second half of 2014. Costs are also benefitting from a significantly higher by-product credit due to increased molybdenum production from the new molybdenum plant as well as a strengthened molybdenum price. We ended the quarter with a strong cash balance of $77 million. We spent $17 million in the quarter on principal and interest payments on our long-term debt.”

“In addition, we continue to invest in our Aley Project, now nearing completion of the metallurgical test work”, Mr. Hallbauer added. “During the quarter, we successfully achieved the targeted niobium recovery rate, which is now repeatable in lock-cycle tests. The project team is currently working on the final step of the process which is the treatment of the niobium concentrate.”

*Non-GAAP performance measure. See end of news release.

“Following the decision by one of our independent Board members, Wayne Kirk, to not stand for re-election at the AGM, we decided to change the composition of our Board of Directors by replacing a non-independent director, Scott Cousens, with an independent director who also represents a significant shareholder of the Company. George Ireland, who is the Chief Investment Officer and Managing Member of Geologic Resource Partners LLC, has joined the Board bringing over 30 years of experience in all aspects of the resource sector to Taseko. I believe having a major shareholder representative on our Board rounds out the skillset of the existing members. I would like to thank Scott for the many years he served as a Taseko Director as he was instrumental in building Taseko to the company it is today.” concluded Mr. Hallbauer.

HIGHLIGHTS

	Three months ended			Six months ended
Financial Data	June 30,			June 30,
(Cdn$ in thousands, except for per share
amounts)	2014	2013	Change	2014	2013	Change
Revenues	107,307	68,191	39,116	212,303	128,341	83,962
Earnings from mining operations before
depletion and amortization*	26,665	12,923	13,742	46,104	32,516	13,588
Earnings from mining operations	13,334	4,592	8,742	22,121	17,806	4,315
Net earnings (loss)	2,628	(14,721)	17,349	(6,520)	(25,203)	18,683
Per share - basic (“EPS”)	0.01	(0.08)	0.09	(0.03)	(0.13)	0.10
Adjusted net earnings (loss)*	(2,172)	(10,177)	8,005	(4,881)	(13,010)	8,128
Per share - basic (“adjusted EPS”) *	(0.01)	(0.05)	0.04	(0.03)	(0.07)	0.04
EBITDA *	23,336	(2,171)	25,507	32,194	(2,495)	34,689
Adjusted EBITDA *	19,217	3,888	15,329	33,811	13,763	20,048
Cash flows provided by (used for) operations	13,551	25,731	(12,180)	36,852	21,987	14,865

Operating Data (Gibraltar - 100% basis)	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013
Copper contained in concentrate and copper
cathode
Production (million pounds Cu)	38.5	34.5	33.5	36.7	28.1
Sales (million pounds Cu)	38.7	40.0	37.0	26.6	27.8
Inventory (million pounds Cu)	4.1	4.4	10.1	13.6	3.5
Per unit data (US$ per pound) *
Operating costs of production*	$2.11	$2.19	$1.88	$1.95	$2.09
By-product credits	(0.35)	(0.21)	(0.18)	(0.04)	(0.15)
Net operating costs of production *	$1.76	$1.98	$1.70	$1.91	$1.94
Off-property costs	0.36	0.50	0.44	0.30	0.40
Total operating costs *	$2.12	$2.48	$2.14	$2.21	$2.34

*Non-GAAP performance measure. See page19 of this MD&A.

HIGHLIGHTS - CONTINUED

  Second quarter earnings from mining operations before depletion and amortization were $26.7 million, a 38% increase from the previous quarter and up 107% from the second quarter of 2013;

  Total sales for the second quarter of 2014 were 38.1 million pounds of contained copper in concentrate and 0.6 million pounds of copper cathode (100% basis);

  Net operating costs of production declined to US$1.76 per pound produced from US$1.98 per pound produced in the first quarter of 2013;

  Second quarter copper production at Gibraltar increased to 38.5 million pounds (100% basis), a 37% increase over the second quarter of 2013. Gibraltar mine is now operating at the design capacity of its recent expansion and the focus is now on increasing recoveries to further increase copper production;

  Copper head grade was 0.285% in the second quarter, which is below the Granite pit average grade. Copper grade is expected to trend toward the Granite pit average in the second half of 2014;

  Copper recoveries were 85.3% and molybdenum recoveries were 41.4%;

  The Gibraltar SX/EW plant recommenced operations in April 2014 and produced 0.9 million pounds of copper cathode in the second quarter of 2014;

  The Company generated cash flows from operations of $13.5 million in the second quarter of 2014, and this was achieved despite $6.8 million of negative working capital adjustments primarily related to the timing of cash receipts from customers;

  The Company ended the second quarter of 2014 with a cash balance of $77.4 million; and

  Canada's highest court issued a historic decision by formally declaring aboriginal title to exist in a defined area of British Columbia historically occupied by the Tsilhqot'in people. The ruling confirms that Taseko's New Prosperity Gold-Copper project is located in an area where aboriginal title does not exist.

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating results in the following table are presented on a 100% basis.

Operating Data (100% basis)	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013
Tons mined (millions)	30.2	25.9	21.5	22.6	22.7
Tons milled (millions)	7.7	7.0	7.6	6.8	5.8
Strip ratio	3.1	2.8	3.9	2.6	3.3
Copper concentrate
Grade (%)	0.285	0.290	0.270	0.315	0.281
Recovery (%)	85.3	84.6	81.7	85.9	85.8
Production (million pounds Cu)	37.6	34.5	33.5	36.7	28.1
Sales (million pounds Cu)	38.1	40.0	37.0	26.6	27.8
Inventory (million pounds Cu)	3.9	4.4	10.1	13.6	3.5
Copper cathode
Production (million pounds)	0.9	-	-	-	-
Sales (million pounds)	0.6	-	-	-	-
Molybdenum concentrate
Grade (%)	0.011	0.009	0.010	0.012	0.011
Recovery (%)	41.4	42.5	34.8	17.5	26.4
Production (thousand pounds Mo)	667	566	480	284	333
Sales (thousand pounds Mo)	731	589	499	110	317
Per unit data (US$ per pound) *
Operating costs of production*	$2.11	$2.19	$1.88	$1.95	$2.09
By-product credits *	(0.35)	(0.21)	(0.18)	(0.04)	(0.15)
Net operating costs of production *	$1.76	$1.98	$1.70	$1.91	$1.94
Off-property costs	0.36	0.50	0.44	0.30	0.40
Total operating costs *	$2.12	$2.48	$2.14	$2.21	$2.34

*Non-GAAP performance measure. See page 19 of this MD&A

Gibraltar mine operated at its design capacity of 85,000 tons per day in the second quarter of 2014. Total mill throughput for the second quarter was 7.7 million tons, an increase of 32% over tons milled in the second quarter 2013. Total copper production for the quarter was 38.5 million pounds, a 37% increase over pounds produced in the second quarter of 2013.

A total of 30.2 million tons were mined in the second quarter, a 33% increase over the second quarter of 2013. The shovel mechanical availability issues present in the first quarter of 2014 have been resolved and for much of the second quarter the mining fleet was operating at target rates.

REVIEW OF OPERATIONS - CONTINUED

Molybdenum production for the second quarter of 2014 was 667,000 pounds, a 200% increase over the second quarter of 2013 and an 18% increase over the previous quarter, due to higher head grades and increased mill throughput.

Molybdenum recoveries were 41.4% for the second quarter, a 56% increase over the second quarter of 2013 and consistent with the previous quarter. Management’s focus is on improving molybdenum recoveries to achieve the design recovery of 50%.

After 18 months of reconditioning the oxide dumps to improve the recovery of oxide copper, the Gibraltar SX/EW plant successfully recommenced operations with production of 0.9 million pounds of copper cathode in the second quarter of 2014.

In the second quarter of 2014, net operating costs per pound of copper produced were US$1.76, a 12% decrease over the US$1.98 per pound in the previous quarter. This decrease was primarily due to increased by-product credits are a result of the improved performance in the new molybdenum plant and increasing molybdenum prices during the quarter. Also contributing to the decreased unit cost were reduced maintenance costs as the mine fleet, specifically the shovels, returned to normal operating utilization. Mill operating costs were slightly higher than the first quarter due to scheduled mill liner replacements.

Off property costs, including transportation, treatment and refining charges, for the second quarter of 2014 were $0.36 per pound produced, compared to $0.40 per pound produced in the second quarter of 2013. The off property costs in the second quarter of 2014 were reduced by credits for port handling fees. Off property costs are driven by sales volumes, and therefore off property costs per pound produced fluctuates based on differences between production and sales volumes.

The total operating costs, including off-property costs, for the second quarter of 2014 were $2.12 per pound produced, lower when compared to the $2.34 per pound produced in the second quarter of 2013.

Taseko will host a conference call on Thursday, July 31, 2014 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079 or (970) 315-0461 internationally. Alternatively, a live and archived webcast will also be available at tasekomines.com. The conference call will be archived for later playback until August 6, 2014 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 64898385

For further information contact: Brian Bergot, Investor Relations – 778-373-4554, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Net operating costs of production

Total costs of sales include all costs absorbed into inventory, as well as treatment and refining costs and transportation costs. Operating costs of production is calculated by removing net changes in inventory and depletion and amortization from cost of sales. Net operating costs of production is calculated by removing by-product credits and offsite costs from the operating costs of production. Net operating costs of production per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of net operating costs of production and offsite costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three Months ended		Six Months ended
	June 30,		June 30,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2014	2013	2014	2013
Cost of sales	93,973	63,599	190,182	110,535
Less Depletion and amortization	(13,331)	(8,331)	(23,983)	(14,710)
Net change in inventory	(3,113)	(1,641)	(11,735)	4,561
Operating costs of production	77,529	53,627	154,464	100,386
Less by-product credits:
Molybdenum	(10,084)	(2,517)	(15,174)	(5,252)
Silver	(1,047)	(763)	(2,059)	(1,719)
Less offsite costs:
Treatment and refining costs	(7,287)	(4,085)	(14,989)	(7,497)
Transportation costs	(4,012)	(4,397)	(10,524)	(7,730)
Net operating costs of production	55,099	41,865	111,718	78,188
Total copper produced (thousand pounds)	28,858	21,059	54,764	38,479
Net operating costs of production (CAD per pound)	1.90	1.99	2.03	2.03
Average exchange rate for the period (CAD/USD)	1.0902	1.0235	1.0968	1.0161
Net operating costs of production (US$ per pound)	1.76	1.94	1.86	2.0
Net operating costs of production	55,099	41,865	111,718	78,188
Add offsite costs:
Treatment and refining costs	7,287	4,085	14,989	7,497
Transportation costs	4,012	4,397	10,524	7,730
Total operating costs	66,398	50,347	137,231	93,415
Total operating costs (US$ per pound)	2.12	2.34	2.28	2.39

Adjusted net earnings

Adjusted net earnings removes the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gains/losses on derivative instruments;
  Write down of marketable securities;
  Unrealized foreign currency gains/losses; and
  Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Six months ended
	June 30,		June 30,
($ in thousands, except per share amounts)	2014	2013	2014	2013
Net (loss) earnings	2,628	(14,721)	(6,520)	(25,203)
Unrealized loss (gain) on derivatives	2,660	(4,830)	(84)	(6,815)
Unrealized foreign exchange (gains)/losses	(7,198)	6,526	1,282	9,753
Write down of marketable securities	419	4,363	419	13,750
Non-recurring other expenses (income)	-	-	-	(430)
Estimated tax effect of adjustments	(681)	(1,515)	22	(4,065)
Adjusted net earnings (loss)	(2,172)	(10,177)	(4,881)	(13,010)
Adjusted EPS	(0.01)	(0.05)	(0.03)	(0.07)

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

• Unrealized gains/losses on derivative instruments;
• Write down of marketable securities;
• Foreign currency translation gains/losses; and
• Non-recurring transactions.

While some of the adjustments are recurring gains/losses on the sale of marketable securities do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Six months ended
	June 30,		June 30,
(Cdn$ in thousands, except per share amounts)	2014	2013	2014	2013
Net earnings (loss)	2,628	(14,721)	(6,520)	(25,203)
Add:
Depreciation	13,380	8,461	24,115	14,979
Amortization of stock based compensation	478	213	2,561	1,568
Finance expense	6,535	5,761	13,182	8,054
Interest income	(942)	(1,965)	(2,064)	(3,440)
Income tax expense (recovery)	1,257	80	920	1,547
EBITDA	23,336	(2,171)	32,194	(2,495)
Adjustments:
Unrealized (gain)/loss on derivative instruments	2,660	(4,830)	(84)	(6,815)
Write-down of marketable securities	419	4,363	419	13,750
Non-recurring other expenses (income)	-	-	-	430
Foreign currency translation (gains) losses	(7,198)	6,526	1,282	9,753
Adjusted EBITDA	19,217	3,888	33,811	13,763

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended		Six months ended
	June 30,		June 30,
(Cdn$ in thousands, except per share amounts)	2014	2013	2014	2013
Earnings from mining operations	13,334	4,592	22,121	17,806
Add:
Depletion and amortization	13,331	8,331	23,983	14,710
Earnings from mining operations before depletion and amortization	26,665	12,923	46,104	32,516

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.